SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

Under Section 12(g) of the Securities Exchange

Act of 1934 or Suspension of Duty to File Reports

Under Sections 13 and 15(d) of the

Securities and Exchange Act of 1934

Commission File Number 333-07070

GlobalSantaFe Investment Savings & Profit Sharing Plan*

(Exact name of registrant as specified in its charter)

15375 Memorial Drive, Houston, Texas 77079 (281) 925-6000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Interests in the GlobalSantaFe Investment Savings & Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

None

*Effective July 1, 2002, the GlobalSantaFe Investment Savings & Profit Sharing Plan (formerly named the Santa Fe Investment Savings & Profit Sharing Plan) was merged into the GlobalSantaFe Savings Incentive Plan (formerly named the Global Marine Savings Incentive Plan), which was amended and restated and renamed the GlobalSantaFe 401(k) Savings Plan (as so amended and restated).

Pursuant to the requirements of the Securities Exchange Act of 1934, the GlobalSantaFe Savings & Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 30, 2003

The GlobalSantaFe 401(k) Savings Plan, successor by plan merger to the GlobalSantaFe Investment Savings & Profit Sharing Plan

By:	/s/ Michael R. Dawson
Name: Michael R. Dawson Title: Chairman Benefits Administrative Committee